Pyxus International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379 4300 Fax: 919 379 4346 www.pyxus.com

March 14, 2019

Via EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Heather Clark

Re:	Pyxus International, Inc.
Form 10-K for the fiscal year ended March 31, 2018
Filed June 7, 2018
File No. 001-13684

Dear Ms. Clark:

This letter responds to the comment on the Form 10-K for the fiscal year ended March 31, 2018 of Pyxus International, Inc., formerly known as Alliance One International, Inc. (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter to me dated March 4, 2019. We have repeated the Staff’s comment below in italics and have included our response following the comment.

Staff Comment:

Form 10-K for the Fiscal Year Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Income Taxes, page 37

1.

We note from your response to prior comment 2 that you made “adjustments” to your historical results and used “these adjusted historical results as objectively verifiable estimates of future taxable income.” Please tell us the nature of the adjustments you made and how such amounts were determined to be verifiable estimates of future taxable income given recent losses before income taxes.

Company Response:

In computing the future sources of income available to realize certain deferred tax assets, the Company considered objectively verifiable historical results in computing projections of future taxable income. As part of our review of all available evidence, historical book-tax adjustments and their impacts to the computations are considered as sources of both positive and negative evidence. Given the significance of US federal tax reform, the Company concluded that historical book-tax adjustments were no longer a comprehensive data point for a prospective analysis. To accommodate for this, the Company considered the impacts of Section 163(j) (which limits the current deduction of interest expense to 30% of the Company’s adjusted taxable income for the year) and the Global Intangible Low Tax Income (“GILTI”) tax regime as new data points that were layered onto the Company’s objectively verifiable historical

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

March 14, 2019

earnings when calculating an objectively verifiable estimate of future taxable income. The adjustments were determined to be verifiable estimates for the following reasons: the Company’s capital structure and related interest expense is predictable and consistent with the capital structure in recent years, and the Company’s jurisdictional mix of earnings is predictable and consistent with the structure of the business. Earnings are generated outside of the US and are subject to the GILTI tax regime which will provide a source of income in the future via an adjustment to the Company’s U.S. income tax position. Due to the ordering of net operating losses under US tax reform, the increase to taxable income each year from the GILTI income inclusion will allow the Company to realize the benefit of its net operating loss carryforward. As net operating losses are utilized before foreign tax credits and the Section 250 deduction, the inclusion of the GILTI income is necessary as an additional adjustment to historical results to understand impacts to future taxable income. In addition to the GILTI inclusion, the US business has not historically provided sufficient earnings to access the entirety of the interest deduction under Section 163(j). These facts provide additional objectively verifiable positive evidence of future taxable income when viewed against historical results.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (919) 379-4300.

Very truly yours,

/s/ Joel L. Thomas

Joel L. Thomas

Executive Vice President – Chief Financial Officer